                      ELECTRONIC DATA SYSTEMS CORPORATION

                         EDS PUERTO RICO SAVINGS PLAN




                                   FORM 11-K
                                 ANNUAL REPORT
                     FOR THE YEAR ENDED DECEMBER 31, 1996


                        FILED PURSUANT TO SECTION 15(d)
                                    OF THE
                        SECURITIES EXCHANGE ACT OF 1934

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549-1004
                                   FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
---
    1934

For the fiscal year ended December 31, 1996
                          -----------------

                  OR

    TRANSITION REPORT PUSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
---
    1934

For the transition period from                          to
                               ------------------------    ---------------------

Commission file number 1-11779
                       -------

                         EDS PUERTO RICO SAVINGS PLAN
                         ----------------------------
                           (Full title of the plan)

                      Electronic Data Systems Corporation
                               5400 Legacy Drive
                            Plano, Texas 75024-3105
              ---------------------------------------------------
              (Name of issuer of the securites held pursuant to
                  the plan and the address of its principal
                              executive offices)

Registrant's telephone number, including area code (972) 604-6000

        Notices and communications from the Securites and Exchange Commission relative to this report should be forwarded to:

                                        H. Paulett Eberhart
                                        Controller
                                        Electronic Data Systems Corporation
                                        5400 Legacy Drive
                                        Plano, Texas 75024-3105

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------
(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                    Page No.
     -----------------------------------------------                    --------

     EDS Puerto Rico Savings Plan:
        Independent Auditors' Report........................................   3
        Basic Financial Statements:
           Statements of Net Assets Available for Benefits,
              December 31, 1996 and 1995....................................   4
           Statements of Changes in Net Assets Available for
              Benefits for the Years Ended December 31,
              1996 and 1995.................................................   5
           Notes to Financial Statements, December 31,
              1996 and 1995.................................................   6
       Supplemental schedules:
           Line 27 (a) Schedule of Assets Held for
              Investment Purposes, December 31, 1996........................  14
           Line 27 (d) Schedule of Reportable Transactions
              for the Year Ended December 31, 1996..........................  15

Supplemental schedules not listed above are omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

(b)  EXHIBIT
     -------

     Exhibit 23  Consent of Independent Auditors............................  16

                                   SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS Puerto Rico Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        EDS PUERTO RICO SAVINGS PLAN
                                        ----------------------------
                                               (Name of plan)

                                        EDS International Corporation
                                        Plan Administrator

Date   June 30, 1997                    By

                                        s/ Lester M. Alberthal, Jr.
                                        ----------------------------
                                        (Lester M. Alberthal, Jr.,
                                        Chairman of the Board
                                        and Chief Executive Officer)

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


The Trustees
EDS Puerto Rico Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                             KPMG Peat Marwick LLP


Dallas, Texas
May 30, 1997

                         EDS PUERTO RICO SAVINGS PLAN
                Statements of Net assets Available for Benefits
                          December 31, 1996 and 1995


Assets:                                           1996      1995
                                                --------  --------
Investments (note 4:)
  Income Fund, primarily at contract value
    (cost, 1996 - $4,698
           1995 - $4,355)                       $  4,698  $  4,355
  EDS Stock Fund, at fair value
    (cost, 1996 - $23,339
           1995 - $15,272)                        22,259    18,923
  Vanguard Wellington Fund, at fair value
    (cost, 1996 - $31,080
           1995 - $28,223)                        38,217    33,676
  Vanguard U.S. Growth Portfolio, at fair value
    (cost, 1996 - $17,614
           1995 - $10,942)                        21,913    13,325
  Vanguard International Growth Portfolio,
    at fair value
    (cost, 1996 - $13,436
           1995 - $13,740)                        15,272    14,819
  Vanguard Quantitative Portfolios,
    at fair value
    (cost, 1996 - $12,325
           1995 - $9,274)                         15,248    10,885
  Vanguard Money Market Reserves -
    Prime Portfolio, at fair value
    (cost, 1996 - $361,750
           1995 - $350,714)                      361,750   350,714
  Vanguard Bond Index Fund, at fair value
    (cost, 1996 - $2,051
           1995 - $1,668)                          2,062     1,728
  Vanguard Explorer, at fair value
    (cost, 1996 - $48                                 48        --
           1995 - $--)
  Loan Fund, at unpaid principal balance,
    which approximates fair value                  8,320     4,458
                                                --------  --------

    Total Assets                                 489,787   452,883

Refunds Payable (note 2)                          30,996    20,417
                                                --------  --------
    Net assets available for benefits            458,791  $432,466
                                                ========  ========




See accompanying Notes to Financial Statements.

                          EDS PUERTO RICO SAVINGS PLAN
           Statements of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 1996 and 1995


                                                  1996      1995
                                                --------  --------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair
      value of investments (note 4)             $  2,417  $ 16,394
    Interest                                      18,435    18,694
    Dividends                                      6,949     3,335
                                                --------  --------
      Total investment income                     27,801    38,423
  Contributions                                   34,374    52,514
  Roll-overs from other plans                         --        51
                                                --------  --------
      Total additions                             62,175    90,988
Deductions from net assets attributed
  to withdrawals                                 (35,850)   (3,400)
                                                --------  --------
      Net increase                                26,325    87,588
Net assets available for benefits at:
  Beginning of year                              432,466   344,878
                                                --------  --------
  End of year                                   $458,791  $432,466
                                                ========  ========



See accompanying Notes to Financial Statements.

                          EDS PUERTO RICO SAVINGS PLAN
                         Notes to Financial Statements
                           December 31, 1996 and 1995

1.   Description of Plan
     -------------------

     The EDS Puerto Rico Savings Plan (the Plan) became effective July 16, 1993, with employees admitted to the Plan on this date. As used herein, the terms "EDS", "the Company", and "Employer" refer to EDS International Corporation (a wholly owned subsidiary of Electronic Data Systems Corporation). On June 7, 1996, General Motors Corporation (GM) effected a split-off (the "Split-off") of the Company. As a result of the Split-off, (i) Electronic Data Systems Corporation became an independent, publicly held company and (ii) each outstanding share of GM Class E common stock was converted into one share of common stock of Electronic Data Systems Corporation. The Plan was amended to reflect the changes in EDS' ownership and the conversion of its stock. The following description of the Plan reflects all Plan amendments as of December 31, 1996 and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

     General - The Plan is a qualified profit sharing plan with provisions pursuant to Section 165 of the Puerto Rico Income Tax Act of 1954, as amended
(ITA), covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the completion of at least one hour of service with the Employer.

     The Vanguard Fiduciary Trust Company (Vanguard) is the asset custodian and record-keeper for the Plan. Banco Santander is the trustee of the Plan. The Plan's investment activities are managed by the Vanguard Group of Investment Companies. The Plan's Investment Committee has responsibility for selecting the investment funds for employee directed investments.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended and the Internal Revenue Code, as amended. The Plan was created to provide additional incentive and retirement security for eligible employees. The Plan has nine investment funds: the Income Fund, which is a fixed income fund; the EDS Stock Fund, which consists of EDS common stock and an immaterial amount of cash invested in a money market account; the Vanguard Money Market Reserves-Prime Portfolio (Vanguard Money Market), a short-term investment fixed income fund; the Vanguard Wellington Fund (Vanguard Wellington), a stock and bond mutual fund; the Vanguard Quantitative Portfolios (Vanguard Quantitative), a growth and income stock mutual fund; the Vanguard U.S. Growth Portfolio (Vanguard U.S.), a growth stock mutual fund; Vanguard International Growth Portfolio (Vanguard International), a growth stock mutual fund investing in foreign companies; the Vanguard Explorer Fund (Vanguard Explorer), an aggressive growth stock fund; and the Vanguard Bond Index Fund, which is an intermediate term bond fund.

     All of the administrative expenses of the Plan are paid by the Company with the exception of loan application fees. All investment expenses are paid from the investment funds.

     Contributions - Each year, contributions to the Plan are made on a pre-tax basis. Participants may elect to defer between one percent and ten percent of their total compensation subject to: (1) a maximum annual contribution of $7,000, (2) a maximum annual eligible compensation of $150,000 per participant beginning January 1, 1994, and (3) limitations imposed to ensure a fair mix of participation among employees.

     A participant may elect, up to four times annually, to change his/her designated percentage of compensation deferred.

     Withdrawals - Once a participant has exhausted all other available financial resources, including Plan loans, and upon the approval of the Plan Administrator, a participant may then withdraw an amount equal to but not in excess of the expense of the hardship. In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need. Participants age 59 1/2 or above may request an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

     Participant's Individual Account - The Participant's Individual
Account is credited with the participant's contributions (including rollovers) and the amounts of participant earnings dictated by the number of units held in each investment fund. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

                         EDS PUERTO RICO SAVINGS PLAN
                         Notes to Financial Statements


     The participant determines the percentage of the investment contributed to one or more of the investment funds. The percentages may be in any whole percentage increment.

     Vesting - Participants are always 100% vested in their individual accounts and in the earnings received thereon.

     Payment of Benefits - On termination of service, age 59 1/2, death, or retirement, a participant may elect to receive either a cash distribution for all or part of the value of his/her account, EDS common stock (for any amount so invested), or a non-transferable annuity contract purchased on his/her behalf from an insurance company. A participant may elect to receive periodic payments in monthly, quarterly, or semiannual installments or elect to have all or part of his/her account rolled over to another qualified plan or to an individual retirement account.

     Loans - Upon written application of a participant, the Plan Administrator may direct the trustee to make a loan to the participant. The amount of any such loan is limited to fifty percent (50%) of the amount of accumulated contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant may not exceed $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon separation from employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the quarter during which the participant separates, the amount outstanding will be reported to the Puerto Rico Department of the Treasury as income for that calendar year. The Plan allows only one outstanding loan at any time. At December 31, 1996 and 1995, the interest rate on new loans was eight and three-fourths percent (8.75%).


2.   Summary of Significant Accounting Policies
     ------------------------------------------

     Investments - The Plan's investments are stated at fair value based on quoted market prices except for its investment contracts with insurance companies which are stated at contract value. Purchases and sales of the EDS common stock are recorded on a trade date basis. Investments in the Income Fund are valued at contract value which approximates fair value and represents contributions made plus interest at the contract rate. Participant loans are presented in the accompanying financial statements at unpaid principal balance which approximates fair value.

     Investment Income - Income from investments is recorded as it is earned.

     Benefits - Benefits are recorded when paid.

     Contribution Refunds - Refunds of excess participant contributions to be made subsequent to December 31, 1996 under section 415 of the Internal Revenue Code of 1986 (Code) are recorded on an accrual basis. At December 31, 1996, refunds due to participants were allocated as follows: $194 - Income Fund; $387 -EDS Stock Fund; $758 -Vanguard Wellington Fund; $3,399 - Vanguard U.S. Growth Portfolio Fund; $2,130 - Vanguard International Growth Portfolio Fund; $1,034 - Vanguard Quantitative Portfolios Fund; $23,062 - Vanguard Money Market Reserves
- Prime Portfolio Fund; and $32 - Vanguard Total Bond Market Portfolio Fund. At December 31, 1995, refunds due to participants were allocated as follows: $83 - Income Fund; $95 - Vanguard Wellington Fund; $1,509 - Vanguard U.S. Growth Portfolio Fund; $1,334 - Vanguard International Growth Portfolio Fund; $49 - Vanguard Quantitative Portfolio Fund; and $17,347 - Vanguard Money Market Reserves - Prime Portfolio Fund.

     Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

                         EDS PUERTO RICO SAVINGS PLAN
                         Notes to Financial Statements


3.   Plan Termination
     ----------------

     While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of its Board of Directors subject to the provisions of ERISA.

4.   Investments
     -----------

     The trustee of the Plan hold the investments of the Plan in trust on behalf of the participants. Consistent with the fiduciary standards of ERISA, safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

     The Plan also invests in structured investment contracts. Under these arrangements, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on fluctuations in the fair value of the underlying fixed income securities.

     The following table presents the fair value/contract value of the Plan's investments at December 31, 1996 and 1995. Investments that represent five percent (5.00%) or more of the Plan's net assets are separately identified.


                                                                1996                                            1995
                                                -----------------------------------                -------------------------------
                                                  Number                Fair value/                  Number            Fair value/
                                                of shares                contract                  of shares            contract
                                                 or units                 value                     or units             value
                                                ---------               -----------                ---------           -----------
Income Fund                                       4,698                  $  4,698                    4,355              $  4,355
EDS Stock Fund (cost of
 $23,339 in 1996 and
 $15,272 in 1995)                                 1,205                    22,259                      853                18,923
Vanguard Wellington (cost of
 $31,080 in 1996 and
 $28,223 in 1995)*                                1,461                    38,217                    1,378                33,676
Vanguard U.S. (cost of
 $17,614 in 1996 and
 $10,942 in 1995)                                   923                    21,913                      655                13,325
Vanguard International (cost
 of $13,436 in 1996 and
 $13,740 in 1995)                                   928                    15,272                      987                14,819
Vanguard Quantitative (cost
 of $12,325 in 1996 and
 $9,274 in 1995)                                    686                    15,248                      546                10,885
Vanguard Money Market*                          361,750                   361,750                  350,714               350,714
Vanguard Bond Index Fund
 (cost of $2,051 in 1996                            210                     2,062                      170                 1,728
 and $1,668 in 1995)
Vanguard Explorer (cost of
 $48 in 1996 and
 $-- in 1995)                                         1                        48                       --                    --
Loan Fund (4 and 2 loans in 1996 and 1995,
 respectively, loans outstanding from $595
 to $5,914 and $900 to $2,038 in 1996 and
 1995, respectively, with interest rates
 from 6% to 8.75% in 1996 and 1995)                  --                     8,320                       --                 4,458
                                                                         --------                                       --------
                                                                         $489,787                                       $452,883
                                                                         ========                                       ========

* Represents 5% or more of Plan assets.

                         EDS PUERTO RICO SAVINGS PLAN
                         Notes to Financial Statements


     To hedge against adverse foreign currency movements, the Vanguard International Growth Portfolio may enter into contracts for the purchase or sale of a specific foreign currency at a fixed price at a future date. The forward foreign currency rate of the underlying currency and any gains and losses are recorded for financial statement purposes as unrealized until the contract settlement date, at which point they are realized. To hedge against anticipated future changes in interest or security prices, the Vanguard Quantitative Portfolios may utilize futures contracts to a limited extent. The Fund receives from or pays to brokers amounts equal to the daily fluctuations in the values of the contracts. These receipts and payments are recorded as unrealized gains and losses until the contract settlement dates, at which point they are realized. The underlying risk to participants is proportional to each participant's number of shares relative to the total number of shares issued by each mutual fund.

5.   Related Party Transactions
     --------------------------

     As stated in note 1, the EDS Stock Fund consists of EDS common stock and an immaterial amount of cash invested in a money market account. Additionally, the Vanguard Investment Fund consists of investments in various Vanguard managed mutual funds.

6.   Income Tax Status
     -----------------

     The Puerto Rico Department of the Treasury has determined and informed the Company by a letter dated October 6, 1993 that the Plan and related trust are designed in accordance with applicable sections of the ITA. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

                         EDS PUERTO RICO SAVINGS PLAN
                         Notes to Financial Statements

7.   Allocation of Changes in Net Assets Available for Benefits to Investment
     ------------------------------------------------------------------------
     Programs
     --------

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1996:


                                                                                                     Vanguard
                                                                      Vanguard       Vanguard      International      Vanguard
                                               Income       EDS      Wellington    U.S. Growth        Growth        Quantitative
                                                Fund    Stock Fund      Fund      Portfolio Fund  Portfolio Fund   Portfolios Fund
                                               ------   ----------   ----------   --------------  --------------   ---------------

Additions to net assets
     attributed to investment
     income:
     Net appreciation
     (depreciation)
       in fair value of
       investments                             $   --      $(4,631)     $ 2,363          $ 2,126         $ 1,288           $ 1,320

     Interest                                     268           --           --               --              --                --
     Dividends                                     --          263        2,951            1,592             649             1,372
                                               ------      -------      -------          -------         -------           -------
     Total                                        268       (4,368)       5,314            3,718           1,937             2,692

Employee contributions                            450        2,870        2,067              660           1,431               616
Roll-overs from other plans                        --           --           --               --              --                --
                                               ------      -------      -------          -------         -------           -------
     Total additions                              718       (1,498)       7,381            4,378           3,368             3,308

Deductions from net assets
     attributed to withdrawals                   (486)      (1,373)      (3,503)              --          (1,633)               --
Interfund transfers                                --        5,820           --            2,320          (2,077)               70
                                               ------      -------      -------          -------         -------           -------
     Net increase (decrease)                      232        2,949        3,878            6,698            (342)            3,378

Net assets available for
     benefits at:
     Beginning of year                          4,272       18,923       33,580           11,816          13,485            10,836
                                               ------      -------      -------          -------         -------           -------
     End of year                               $4,504      $21,872      $37,458          $18,514         $13,143           $14,214
                                               ======      =======      =======          =======         =======           =======

                                                                       continued

                         EDS PUERTO RICO SAVINGS PLAN
                         Notes to Financial Statements

7.   Allocation of Changes in Net Assets Available for Benefits to Investment
     ------------------------------------------------------------------------
     Programs (continued)
     --------

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1996:


                                                           Vanguard Money
                                            Vanguard      Market Reserves-                      Vanguard
                                            Explorer      Prime Portfolio        Loan          Bond Index
                                              Fund             Fund              Fund             Fund           Total
                                          ----------      ---------------       -------        ----------       --------
Additions to net assets
     attributed to
     investment income:
    Net appreciation (depreciation)
       in fair value
       of investments                          $--            $     --          $    --          $  (49)        $  2,417
     Interest                                   --              17,918              249              --           18,435
     Dividends                                   2                  --               --             120            6,949
                                               ---            --------          -------          ------         --------
     Total                                       2              17,918              249              71           27,801

Employee contributions                          46              26,003               --             231           34,374
Roll-overs from other plans                     --                  --               --              --               --
                                               ---            --------          -------          ------         --------
     Total additions                            48              43,921              249             302           62,175

Deductions from net assets attributed to
     withdrawals
                                                --             (27,335)          (1,520)             --          (35,850)
Interfund transfers                             --             (11,266)           5,133              --               --
                                               ---            --------          -------          ------         --------
     Net increase (decrease)                    48               5,320            3,862             302           26,325

Net assets available for
     benefits at:
     Beginning of year                          --             333,367            4,458           1,729          432,466
                                               ---            --------          -------          ------         --------
     End of year                               $48            $338,687          $ 8,320          $2,031         $458,791
                                               ===            ========          =======          ======         ========

                         EDS PUERTO RICO SAVINGS PLAN
                         Notes to Financial Statements


7.   Allocation of Changes in Net Assets Available for Benefits to Investment
     ------------------------------------------------------------------------
     Programs (continued)
     --------

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1995:

                                                                                          Vanguard
                                                                           Vanguard     International
                                                              Vanguard    U.S. Growth      Growth
                                       Income   GM Class E   Wellington    Portfolio      Portfolio
                                        Fund    Stock Fund      Fund          Fund          Fund
                                       ------   ----------   ----------   -----------   -------------
Additions to net assets
  attributed to investment
  income:
  Net appreciation
    in fair value of
    investments                        $   --     $ 4,551      $ 6,441      $ 2,421        $   692
  Interest                                191          --           --           --             --
  Dividends                                --         158        1,615          533            390
                                       ------     -------      -------      -------        -------
  Total                                   191       4,709        8,056        2,954          1,082

Employee contributions                    823       2,508        3,371        2,119          1,836
Roll-overs from other plans                --          --           --           --             --
                                       ------     -------      -------      -------        -------
  Total additions                       1,014       7,217       11,427        5,073          2,918

Deductions from net assets
  attributed to withdrawals                --        (402)          --         (407)            --
Interfund transfers                     1,528       5,037         (306)       1,581         (1,021)
                                       ------     -------      -------      -------        -------
  Net increase (decrease)               2,542      11,852       11,121        6,247          1,897

Net assets available for
  benefits at:
  Beginning of year                     1,730       7,071       22,459        5,569         11,588
                                       ------     -------      -------      -------        -------
  End of year                          $4,272     $18,923      $33,580      $11,816        $13,485
                                       ======     =======      =======      =======        =======

                         EDS PUERTO RICO SAVINGS PLAN
                         Notes to Financial Statements

7.   Allocation of Changes in Net Assets Available for Benefits to Investment
     ------------------------------------------------------------------------
     Programs (continued)
     --------

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1995:


                                                       Vanguard
                                   Vanguard          Money Market                   Vanguard
                                 Quantitative          Reserves-           Loan    Bond Index
                                Portfolios Fund   Prime Portfolio Fund     Fund       Fund       Total
                                ---------------   --------------------    ------   ----------   --------
Additions to net assets
  attributed to
  investment income:
  Net appreciation
    in fair value
    of investments                   $ 2,228            $     --          $   --     $   61     $ 16,394
  Interest                                --              18,286             217         --       18,694
  Dividends                              592                  --              --         47        3,335
                                     -------            --------          ------     ------     --------
  Total                                2,820              18,286             217        108       38,423

Employee contributions                 1,296              40,467              --         94       52,514
Roll-overs from other plans               --                  51              --         --           51
                                     -------            --------          ------     ------     --------
  Total additions                      4,116              58,804             217        202       90,988

Deductions from net
  assets attributed to
  withdrawals                             --              (2,591)             --         --       (3,400)
Interfund transfers                       54              (7,977)           (423)     1,527           --
                                     -------            --------          ------     ------     --------
  Net increase (decrease)              4,170              48,236            (206)     1,729       87,588

Net assets available for
  benefits at:
  Beginning of year                    6,666             285,131           4,664         --      344,878
                                     -------            --------          ------     ------     --------
  End of year                        $10,836            $333,367          $4,458     $1,729     $432,466
                                     =======            ========          ======     ======     ========

                         EDS PUERTO RICO SAVINGS PLAN
         Line 27 (a) - Schedule of Assets Held for Investment Purposes
                               December 31, 1996


                                                     Description of Investment
                                                     -------------------------

                                                                     Number of
                                                  Rates of            Shares                                  Current
Identity of Party                                 Interest           or Units               Cost               Value
----------------------------------              -----------          ---------            --------            --------

Income Fund                                              --             4,698             $  4,698            $  4,698

EDS Stock Fund*                                          --             1,205               23,339              22,259

Vanguard/Wellington Fund*                                --             1,461               31,080              38,217

Vanguard U.S. Growth*
     Portfolio                                           --               923               17,614              21,913

Vanguard International*
     Growth Portfolio                                    --               928               13,436              15,272

Vanguard Quantitative*
     Portfolios                                          --               686               12,325              15,248

Vanguard Money Market*
     Reserves - Prime
     Portfolio                                           --           361,750              361,750             361,750

Vanguard Bond Index Fund*                                --               210                2,051               2,062

Vanguard Explorer Fund*                                  --                 1                   48                  48

Loan Fund*                                      6% to 8.75%                --                8,320               8,320
                                                                                          --------            --------

         Total Assets Held for Investment Purposes                                        $474,661            $489,787
                                                                                          ========            ========

*  Parties in interest

See accompanying independent auditors' report.

                         EDS PUERTO RICO SAVINGS PLAN
               Line 27 (d) - Schedule of Reportable Transactions
                     For The Year Ended December 31, 1996


                                                                                                              Current
                                                                                        Expense              Value of
Identity of                                     Number                                 Incurred              Asset on       Net
Party                                             of       Purchase  Selling  Lease      with      Cost of  Transaction   Gain or
Involved             Description of Asset    Transactions   Price     Price   Rental  Transaction   Asset      Date        (Loss)
-----------          --------------------    ------------  --------  -------  ------  -----------  -------  -----------   -------

Vanguard*             Vanguard Money Market
                      Reserves -
                      Prime Portfolio             52        $72,021       --     --       --       $72,021    $72,021        --
                      (Money Market Fund)         15             --   60,986     --       --        60,986     60,986        --

* Parties in interest

See accompanying independent auditors' report.